GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

RECEIVED
2004 MAY 25 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/1079/04/LTR

20 May 2004

04030387

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 17 May 2004 (*Notice of Changes in Directors' Warrantholding – 2 sets*); and
- 19 May 2004 (*Notifications on Subsidiary and Associated Companies*)

Yours faithfully,

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

CITY DEVELOPMENTS LIMITED

Notice Of Changes In Director's Warrantholding

PART I [Please complete this Part]

1. Date of notice to issuer: 14/05/2004

2. Name of Director: Kwek Leng Peck

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 14/05/2004

2. Name of Registered Holder: ABN-AMRO Nominees Pte Ltd for account of Kwek Leng Peck

3. Circumstance(s) giving rise to the interest or change in interest: Open market purchase

4. Information relating to shares held in the name of the Registered Holder: -

No. of warrants held before the change: As a percentage of issued share capital:	4,375
No. of warrants which are the subject of this notice: As a percentage of issued share capital:	79,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	50,000 bonus warrants at $2.45 each and 29,000 bonus warrants at $2.43 each
No. of warrants held after the change: As a percentage of issued share capital:	83,375

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or

a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of warrants held before the change: As a percentage of issued share capital:	4,375	
No. of warrants held after the change: As a percentage of issued share capital:	83,375	

Submitted by Enid Ling Peek Fong, Company Secretary on 17/05/2004 to the SGX

MASNET No. 48 OF 17.05.2004
Announcement No. 48

CITY DEVELOPMENTS LIMITED

Notice Of Changes In Director's Warrantholding

PART I [Please complete this Part]

1. Date of notice to issuer: 17/05/2004

2. Name of Director: Kwek Leng Peck

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 17/05/2004

2. Name of Registered Holder: ABN-AMRO Nominees Pte Ltd for account of Kwek Leng Peck

3. Circumstance(s) giving rise to the interest or change in interest: Open market purchase

4. Information relating to shares held in the name of the Registered Holder: -

No. of warrants held before the change: As a percentage of issued share capital:	83,375
No. of warrants which are the subject of this notice: As a percentage of issued share capital:	16,525
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$2.29987
No. of warrants held after the change: As a percentage of issued share capital:	99,900

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or

a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of warrants held before the change:	83,375	
As a percentage of issued share capital:		
No. of warrants held after the change:	99,900	
As a percentage of issued share capital:		

Submitted by Enid Ling Peek Fong, Company Secretary on 17/05/2004 to the SGX

MASNET No. 26 OF 19.05.2004
Announcement No. 26

CITY DEVELOPMENTS LIMITED

Notifications on Subsidiary and Associated Companies

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that :

(1) The following subsidiary and associated companies of the Company have been placed under members' voluntary liquidation :

(a) Montville Investments Pte Ltd ("Montville"), a subsidiary in which the Company has a 80% shareholding interest. The remaining 20% shareholding interest is held by American International Assurance Company, Ltd. Montville, whose principal activity involves the ownership and sale of certain property units at a condominium project known as Thomson 800, has sold all of its property units at the aforesaid project and the shareholders of Montville have resolved that the company be wound up voluntarily with the cessation of its business activity.

(b) Isrich Properties Pte Ltd ("Isrich"), an associated company in which the Company and Sealot1 Pte Ltd jointly hold 50% shareholding interest each. Isrich, whose principal activity is property ownership, was the owner of Lot 1 Shoppers' Mall (the "Property"). Following the sale of the Property to Bermuda Trust (Singapore) Limited, the trustee nominated by CapitaLand Commercial Limited, Isrich ceased to own any property and the shareholders of Isrich have resolved that the company be wound up voluntarily.

(c) Caswell Development Limited ("Caswell"), a dormant 30% associated company of Educado Company Limited, a wholly-owned subsidiary of the Company.

(2) Westbrook Real Estate Special Fund, L.L.C. ("Westbrook") has exercised a call option to purchase the entire interest of City (Labuan) Holdings Limited ("CLHL"), a wholly-owned subsidiary of the Company, in WREP Urban Pool Investors, L.L.C. ("WREP"), representing 49.9991% in the equity of WREP upon the terms and conditions of an option agreement dated 29 September 2003 (the " Option Agreement") made between CLHL and Westbrook TTS Management, L.L.C. ("Westbrook TTS"), and as supplemented by a memorandum of understanding dated 30 March 2004 made between CLHL, Westbrook TTS and Westbrook, as the assignee of Westbrook TTS's rights and obligations under the Option Agreement.

The sale consideration for CLHL's interest is US$5.33 million which is arrived at on a willing-buyer willing-seller basis.

Following the transfer of the said interest in WREP to Westbrook, the Company's interest in WREP is reduced to 50% held through Singapura Developments (Private) Limited, a wholly-owned subsidiary of the Company.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 19/05/2004 to the SGX